SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: July 14, 2009


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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
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CONTACT:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

             EZCHIP SCHEDULED TO RELEASE SECOND QUARTER 2009 RESULTS
                               ON AUGUST 3, 2009;
                      CEO COMMENTS ON RECENT MARKET REPORT

             CONFERENCE CALL SCHEDULED FOR AUGUST 3, 2009 AT 10AM ET

     YOKNEAM, ISRAEL, July 13, 2009 - EZchip Semiconductor Ltd. (NASDAQ: EZCH) (formerly LanOptics Ltd.), a provider of network processors, today announced that it will be releasing its second quarter 2009 financial results on Monday, August 3, 2009, before US markets open.

CONFERENCE CALL

     The Company will be hosting a conference call later that same day at 10:00am ET (7:00am PT; 3:00pm UK Time; 5:00pm Israel Time). On the call, management will review and discuss the results, and will be available to answer investor questions.

     The conference will be BROADCAST LIVE from a link at http://www.ezchip.com. To participate, please access the website at least 10 minutes before the conference call commences. To participate through DIAL-IN, please call one of the following teleconferencing numbers. Please begin placing your calls at least 15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

     US Dial-in Number: 1 888 281 1167
     International Dial-in Number (Israel): +972 3 918 0644

     UK Dial-in Number: 0 800 917 9141
     Israel Dial-in Number: 03 918 0644

     A replay of the call will be available the day after the call under the investor relations section of the website.

COMMENT ON RECENT MARKET REPORT

ELI FRUCHTER, CEO OF EZCHIP, COMMENTED ON A RECENT REPORT IMPLYING THAT JUNIPER NETWORKS WILL USE IN-HOUSE ASICS IN NEW LINE CARDS:

     "As we have always said, in-house designs at our tier-1 customers are our biggest competition. Our chips are incorporated in customers' strategic products, and we expect that they will want to maintain in-house chip development to provide options for alternative solutions. The analyst report suggests that Juniper will be announcing new line cards fairly soon, using in-house solution for these line cards. This is obviously disappointing, but as noted we do not expect that our customers will cease in-house ASIC designs. Occasionally, it is possible that some customers will develop new generation products using in-house solutions, and in later generations they may return to use EZchip's NPUs."

     "On the subject of Juniper, I want to provide an update to our first quarter 2009 release, which spoke of an expected drop in sales to Juniper in the second quarter of 2009. I am pleased that shipments of our NP-2 to Juniper returned to previous levels in June 2009, and are forecast to grow further in the second half of the year."


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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
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     "We believe that customers who purchase our network processors enjoy significant time-to-market and performance advantages, which will become even more pronounced with the introduction of 80-Gigabit and then 200-Gigabit line cards. We are currently seeing successful designs of 40-Gigabit line-cards with four NP-2/3 chips per card already in production and 80-Gigabit line-cards with eight NP-3 chips per card are expected to hit the market soon. Next generation line cards will advance from 40G and 80G line cards to 200G line cards. We believe that with NP-4 we are well ahead of in-house ASIC designs for these 200-Gigabit line cards, and that customers who select our NP-4 will be ahead of the market. NP-4 will offer a higher level of integration, better power consumption and lower cost. Although current in-house designs may compete with the NP-3, we do not believe that they can compete with the NP-4. Our NP-4 will sample towards the end of the year and has already been selected by several tier-1 vendors."

     "Overall, our market position is continuously strengthening, existing design wins are moving to production and new designs are being won. We believe that the use of network processors will continue to grow and win market share, and they will eventually be used strategically by all system vendors. Up until a few years ago, system vendors exclusively used in-house developed chips for their routers, but today merchant network processors are widely used by these vendors. We believe that this trend will continue and as long as we continue to maintain our two-year technology lead we will further our market penetration."

ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF GENERAL ECONOMIC CONDITIONS, COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 30, 2009 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.


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